December 20, 2007

Via EDGAR and Overnight Mail

Tim Buchmiller
Senior Attorney
United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C.  20549

Re:	The Commerce Group, Inc.
Definitive Proxy Statement
Filed April 17, 2007
File No. 001-13572

Dear Mr. Buchmiller:

On behalf of The Commerce Group, Inc. (the “Company”), set forth below are the Company’s responses to the comments set forth in your letter dated December 6, 2007 relating to the Company’s Definitive Proxy Statement filed on April 17, 2007 (the “2007 Proxy Statement”).

The Company hereby confirms that it will include disclosure in its future filings, as applicable, that reflects the substance of the Company’s responses contained in its letter to you dated October 12, 2007.

Additionally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 2007 Proxy Statement;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the 2007 Proxy Statement; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the foregoing, or if you require any additional information, please call me at 508-949-4554.

Very truly yours,

James A. Ermilio
Executive Vice President
General Counsel & Secretary